September 13, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Melissa Kindelan Senior Staff Accountant Ms. Christine Dietz Senior Staff Accountant

Re:	Tyler Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed February 22, 2023 File No. 001-10485
Dear Ms. Kindelan,
This letter is provided in response to the Staff’s comment letter dated August 31, 2023, addressed to Mr. Brian K. Miller, Executive Vice President and Chief Financial Officer of Tyler Technologies, Inc. (the “Company”). We have restated each of the Staff’s comments and the Company’s response follows each comment.
Form 10-K for the Fiscal Year Ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations 2022 Compared to 2021, page 32
1.We note your presentation of several non-GAAP measures including revenue and gross margin excluding acquisitions, gross margin excluding the impact of amortization of acquired software and income tax provisions and effective tax rate excluding various items; however, you have not provided the disclosures required disclosures by Item 10(e)(1)(i) of Regulation S-K nor have you labelled these items as non-GAAP. Please revise to provide the required disclosures or alternatively incorporate the quantitative impact of these items in your discussion of the changes in the respective line items.

Company Response:
The Company acknowledges the Staff’s comment that several non-GAAP measures, including revenue and gross margin excluding acquisitions, gross margin excluding the impact of amortization of acquired software and income tax provisions and effective tax rate excluding various items, should be identified as non-GAAP measures and reconciled to the most directly comparable GAAP measure with equal or greater prominence. In future filings, we will revise the relevant Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosures as follows:
We will discontinue the presentation of the line item captions “Less revenue from recent acquisitions” and “Total revenue excluding acquisitions,” and therefore only reflect total GAAP revenues for the relevant tables for each revenue type. We also acknowledge the Staff’s comment to incorporate the quantitative impact of these items in our discussion on changes and we will update the written text to focus our discussion on changes including the dollar impact of recent acquisitions for each revenue category, and provide further explanations of changes compared to the same prior year period.
In addition, we will discontinue the presentation of the table labeled “Gross margin by revenue type, excluding the incremental impact of recent acquisitions.” We also will update the written text to focus our discussion on changes including the dollar impact of recent acquisitions for each gross margin percentage by revenue category, and provide further explanations of changes compared to the same prior year period.
For disclosures related to amortization of acquired software, income tax provision, and effective tax rate excluding various items, the written text below the relevant tables will include discussion of the total GAAP changes for the period and such measures will be identified as non-GAAP measures and reconciled to the most directly comparable GAAP measure with equal or greater prominence.

Revenues, page 33
2.We note your presentation of several revenue line items excluding acquisitions. We also note the footnotes indicate that the amounts exclude the "incremental impact as a result of not having the recent acquisition for a full fiscal year." Please explain to us how the 2022 adjustments were calculated and explain why the 2021 revenue amounts are not adjusted considering that there was a significant acquisition in 2021. In this regard, the total subscription revenue excluding acquisitions for 2021 is presented as $784,435; however, based on the preceding table that amount includes $368,917 in revenue from acquisitions in that year.
Company Response:
The Company acknowledges the Staff comment and respectfully explains that in our December 31, 2022, Form 10-K, we reflected the 2022 impact of recent acquisitions in a tabular format for revenue and gross margin explanations in order to explain the changes in each category on an “organic basis” (i.e., excluding “incremental impact as a result of not having the recent acquisition for a full fiscal year”) versus on a non-organic basis. When deriving amounts on an “organic basis,” we adjusted for the incremental amounts impacting the current period to be comparable with the base-level prior period. The incremental amounts were calculated for the periods that were not included in the prior year. For example, NIC was acquired on April 21, 2021, with approximately eight months of revenues included in the fiscal period 2021 and 12 months of revenues included in the fiscal period 2022. Therefore, the incremental amounts adjusted for in fiscal 2022 were approximately 4 months (i.e., revenue for the period January 1, 2022 - April 21, 2022) in order to be comparable with the base level of eight months of revenue included in fiscal 2021 (i.e., revenue for the period April 21, 2021 – December 31, 2021). No adjustments were reflected in the tables for 2021 because fiscal 2021 is the base-level period.
We acknowledge the Staff’s comment and in future filings we will discontinue the presentation of the line item captions “Less revenue from recent acquisitions” and “Total revenue excluding acquisitions,” and therefore only reflect total GAAP revenues for the relevant tables for each revenue type. We also will update the written text to focus our discussion on changes including the dollar impact of recent acquisitions for each revenue category, and provide further explanations of changes on an organic basis as compared to the same prior year period.

Annualized Recurring Revenues, page 34
3.We note this measure is calculated based on quarter-end total recurring revenue multiplied by four and that recurring revenue includes transaction-based revenue. However, it is not clear how you consider transaction-based revenue to be recurring as it would appear amounts could change period to period as a result of volume fluctuations and seasonality. In this regard, you indicated in your earnings call for the six months ended June 30, 2023, that transaction revenues are typically the highest in the second quarter coinciding with peak outdoor seasons and tax deadlines and at a seasonal low in the fourth quarter with fewer business days and less activity around the holidays. Please revise to disclose how you account for transaction-based revenue in the measure, noting estimates and assumptions used and the limitations that result, as well as how volatile amounts may be period to period and the impact of seasonality. Further, revise to disclose whether ARR is indicative of future revenue and if not, how it may differ. Also, revise to disclose why ARR is useful to investors and indicate how management uses ARR in managing or monitoring company performance. Refer to Release No. 33-10751.
Company Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s ARR is based on actual quarter-to-date revenues generated and reported in our statement of operations and related disaggregated revenue disclosure. The Company’s ARR does not include additional assumptions or estimates for the base revenues used in the calculation. The Company’s clients are government agencies who, among other sources, rely on collecting transaction-based fees from citizens to fund their operations. For planning purposes, our clients consider these fees recurring, with some seasonality. Because a portion of our revenues are generated from these fees, the Company also considers them to be recurring, with some seasonality, and prices them accordingly.
In future filings, we will revise our ARR disclosures to include the following:
“Annualized recurring revenues (ARR) are calculated by annualizing the current quarter's recurring revenues from maintenance and subscriptions as reported in our statement of operations. Management believes ARR is an important measure of the value of our existing client base, as well as a measure of the effectiveness of the strategies we deploy to drive revenue growth over time. ARR is a useful metric monitored by our peers and investors in the technology industry, which we believe offers insight to the stability of our maintenance and subscription revenues to be recognized within the year, which are considered recurring in nature, with some seasonality.

Subscriptions revenue primarily consists of revenues derived from our SaaS arrangements and transaction-based fees, which relate to digital government services, e-filing transactions, and payment processing. These revenues are considered recurring because revenues from these sources are expected to re-occur in similar annual amounts for the term of our relationship with the client. Transaction-based fees are generally the result of multi-year contracts with our clients that result in fees generated by payment transactions and digital government services and are collected on a recurring basis during the contract term. Transaction-based fees have historically been the highest in the second quarter, which coincides with peak outdoor seasons and tax deadlines of our clients, and lowest in the fourth quarter due to fewer business days and fewer transactions around holidays. Because ARR is an annualized revenue amount, the metric can fluctuate from quarter to quarter due to this seasonality.”
Consolidated Financial Statements
Note (1) Summary of Significant Accounting Policies Goodwill, page F-16
4.You disclose here and on page 30 that you "performed qualitative assessments for the remaining reporting units in which we determined that it [was] not more likely than not that the fair value exceeded the carrying value...". This appears to suggest that the carrying value of these reporting units could exceed the fair value, and does not appear to be consistent with the rest of the sentence, which indicates you did not perform a Step1 quantitative impairment test. We also note that you disclose that you performed qualitive assessments for certain recently acquired reporting units; however, the audit report indicates that quantitative assessments were performed. Please revise to address these inconsistencies.
Company Response:
The Company respectfully acknowledges the Staff’s comment and advises that for future filings, we will revise our disclosure as follows:
“During the fourth quarter, as part of our annual impairment test as of October 1, we performed qualitative assessments for all reporting units except for reporting units containing recent acquisitions. As a result of these qualitative assessments, we determined that it was more likely than not that the fair value exceeded the carrying value; therefore, we did not perform a Step 1 quantitative impairment test.
We performed quantitative assessments for the reporting units containing the recently acquired data and insights, digital government and payments solutions, and development platform solutions, and concluded no impairment existed as of our annual assessment date. Approximately $1.7 billion, or 70%, of total goodwill as of December 31, 2022, related to these reporting units, which, as a result of the recency of these acquisitions, do not have significant excess fair values over carrying values. Our annual goodwill impairment analysis did not result in an impairment charge. During 2022, we recorded no impairment to goodwill because no triggering events or change in circumstances indicating a potential impairment had occurred as of period-end.”

We acknowledge that the Company is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or require any additional information with respect to the foregoing, please contact me via email at brian.miller@tylertech.com or by telephone at (972) 713-3720. My fax number is (972) 713-3741.

Very truly yours,

/s/ Brian K. Miller
Brian K. Miller Executive Vice President and Chief Financial Officer